                    RESULTS OF SHAREHOLDER PROXY (UNAUDITED)

Section 270-30e-1 under the Investment Company Act of 1940, as amended, titled "Reports to Stockholders of Management Companies," requires regulated investment companies to report on all subject matters put to the vote of shareholders and provide final results. Accordingly, the Board of Directors of the Fund solicited a vote by the shareholders for the following item:

At the annual meeting of shareholders held on July 7, 2011, the results of the vote on Proposal 1 were as follows:

PROPOSAL 1: To elect four Directors to serve as Class II Directors for three year terms, and until their successors are duly elected and qualify.

                                    FOR                  WITHHELD
--------------------------     -------------           -----------
John W. Waechter               5,490,049.674           108,522.151
Joyce G. Norden                5,456,703.631           141,868.194
Norman R. Nielsen              5,466,018.028           132,553.797
Russell A. Kimball, Jr.        5,488,189.459           110,382.366